UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement.

Equity Purchase Agreement

On June 22, 2025, Zhibao Technology Inc., a Cayman Islands exempted company (the “Company”), entered into an Equity Purchase Agreement with Hudson Global Ventures, LLC, a Nevada limited liability company (“Hudson” and the agreement, the “Hudson EPA”) in connection with setting up certain equity line of credit facility (the “Hudson ELOC”). Pursuant to the Hudson EPA, Hudson has agreed to purchase up to $15,000,000 (the “Aggregate Limit”) of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) over a two-year period commencing on June 22, 2025, subject to earlier terminations (the “Commitment Period”). Under the Hudson EPA, the Company may, by delivering a written notice to Hudson (each such notice, a “Put Notice”) setting forth the shares (such shares, the “Put Shares”, and the date on which such Put Notice is delivered, the “Put Date”), directing Hudson to purchase the Class A Ordinary Shares in an amount (i) not lower than $25,000 (calculated using the “Initial Purchase Price”, which is equal to 90% of closing price of the Class A Ordinary Shares on Nasdaq on the trading day immediately preceding the respective Put Date)) and (ii) up to the lesser of (a) $2,000,000.00, or (b) 200% of the average daily trading value (calculated as the average trading volume of the Class A Ordinary Shares on Nasdaq during the three (3) trading days immediately preceding the respective Put Date multiplied by the lowest closing price of the Class A Ordinary Shares during the three (3) trading days immediately preceding the respective Put Date. Hudson is not obligated to purchase any Class A Ordinary Shares which would result in Hudson beneficially owning, directly or indirectly, at the time of the proposed issuance, more than 4.99% of the Class A Ordinary Shares issued and outstanding. Hudson will pay a purchase price per share equal to the lesser of (i) the Initial Purchase Price or (ii) the “Market Price,” which is equal to 90% of the average closing price of the Class A Ordinary Shares on Nasdaq during period commencing on the Put Date and continuing through the date that is three (3) trading days immediately following the date when Hudson receives the Put Shares in its brokerage account (such date, the “Clearing Date”) associated with the applicable Put Notice (the “Valuation Period”).

Additionally, the Company is obligated to issue to Hudson an aggregate amount of Class A Ordinary Shares equal to (i) 140,000 Class A Ordinary Shares (the “Initial Commitment Shares”), plus (ii) any “Make-Whole Commitment Shares” (together with the Initial Commitment Shares, the “Commitment Shares”) calculated by dividing 140,000 by the closing price of Class A Ordinary Shares on the date that is the earlier of (i) December 21, 2025 (being the six (6) calendar months after the date of Hudson EPA) or (ii) the first date that the initial resale registration statement registering the Initial Committee Shares, Make-Up Commitment Shares and shares underlying the Aggregate Limit (the “Resale Registration Statement”) is declared effective by the SEC (the “Measurement Date”), if the closing price of Class A Ordinary Shares on the Measurement Date is less than the closing price of the Class A Ordinary Shares on the date of the Hudson EPA.

The Hudson EPA contains customary representations, warranties, agreements and conditions to completing future sale transactions, indemnification rights and obligations of the parties.

Registration Rights Agreement

On June 22, 2025, the Company also entered into a Registration Rights Agreement with Hudson (the “Hudson RRA”). Pursuant to the Hudson RRA, the Company is required to, as soon as practicable but no later than One Hundred and Eighty (180) calendar days following June 22, 2025 (the “Filing Deadline”), file with the U.S. Securities and Exchange Commission the Resale Registration Statement registering the resale of the Class A Ordinary Shares that Hudson is entitled to receive pursuant to the Hudson EPA, including any Class A Ordinary Shares issued or issuable upon any share split, dividend or other distribution, recapitalization or similar event with respect to the foregoing, and to use its commercially reasonable efforts to have such registration statement declared effective within two hundred ten (210) calendar days from June 22, 2025 and as soon as practicable after the filing thereof.

Hudson represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Regulation D under the U.S. Securities Act of 1933, as amended (the “Securities Act’)), and the Company would rely upon an exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder when issuing Class A Ordinary Shares under the Hudson EPA.

The foregoing descriptions of the Hudson EPA and Hudson RRA do not purport to be complete and are qualified in its entirety by reference to the complete text of the Hudson EPA and Hudson RRA, which are filed herewith as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

In addition, in April, 2025, the Company entered into that certain Financing Consulting Agreement (the “Consulting Agreement”) with a consultant (the “Consultant”), pursuant to which the Company shall issue 153,846 Class A Ordinary Shares (the “Consulting Shares”) to the Consultant when the Company entered into any financing project brought to the Company by the Consultant, including the Hudson ELOC. In addition, the Consultant is entitled to 10% of the cash the Company receives in each and all closings of such financings, including the Hudson ELOC.

The Consulting Agreement contains customary representations, warranties, agreements and conditions to completing future sale transactions, indemnification rights and obligations of the parties.

Unregistered Sales of Equity Securities

Based in part upon the representations of Hudson in the Hudson EPA, the issuance of Commitment Shares was made in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act, and/or Regulation D promulgated thereunder and corresponding provisions of state securities or “blue sky” laws. The issuance of the Consulting Shares was made in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act and corresponding provisions of state securities or “blue sky” laws.

Financial Statements and Exhibits.

Exhibits.

Exhibit Number	Exhibit
10.1*	Equity Purchase Agreement by and between the Company and Hudson
10.2*	Registration Rights Agreement by and between the Company and Hudson

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zhibao Technology Inc.

Date: June 26, 2025	By:	/s/ Botao Ma
		Name:	Botao Ma
		Title:	Chief Executive Officer

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